Exhibit 99.2

Annual Meeting of Shareholders of SMART Technologies Inc. (the "Corporation") held on August 6, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon at the annual meeting of shareholders of the Corporation on August 6, 2014:

Votes by Ballot
Business		Outcome of Vote	Votes For	Votes Withheld/Against
1.	Resolution electing:
	(i) Neil Gaydon;	Approved	95,959,245 (99.87%)	122,912 (0.13%)
	(ii) Robert C. Hagerty;	Approved	95,916,272 (99.83%)	165,885 (0.17%)
	(iii) Gary Hughes;	Approved	95,916,616 (99.83%)	166,541 (0.17%)
	(iv) Ian McKinnon; and	Approved	95,916,093 (99.83%)	166,064 (0.17%)
	(vii) Michael J. Mueller, as directors of the Corporation as further described in the Corporation's information circular dated June 29, 2015 ("Circular").	Approved	95,916,372 (99.83%)	165,785 (0.17%)
Votes by Show of Hands
2.	Resolution approving the employee share ownership plan of the Corporation as further described in the Circular.	Approved	N/A	N/A
3.	Resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration.	Approved	N/A	N/A